May 2, 2006

SENT VIA EDGAR

Mr. Michael Moran
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:      RC2 Corporation Form 10-K for the year ended December 31, 2005
Filed March 1, 2006
File No. 0-22035

Dear Mr. Moran:

The following are the responses of RC2 Corporation (the "Company") to the comments in the letter of the staff of the Securities and Exchange Commission dated April 18, 2006 relating to the Company's Form 10-K for the year ended December 31, 2005. For reference purposes, the text of the staff's comment letter has been reproduced below with responses below for each numbered paragraph.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Comment No. 1

Please revise to provide a separately-captioned section disclosing off-balance sheet arrangements. If you have no off-balance sheet arrangements, disclose that fact.  See Item 303(a)(4) of Regulation S-K.

Response to Comment No. 1

The Company does not have any off-balance sheet arrangements and in future filings will include disclosure to that effect under the caption "Off-Balance Sheet Arrangements."

Contractual Obligations, page 23

Comment No. 2

Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Include a footnote to the table disclosing how you estimated the interest payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include the interest payments, please disclose in a footnote to the table the amount of the excluded items and any additional information material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Mr. Michael Moran
Branch Chief
May 2, 2006

Response to Comment No. 2

In future filings, the Company will include in its tabular disclosure of contractual obligations a separate line item disclosing estimated future interest payments on its debt and a footnote disclosing how the Company estimated the future interest payments for the applicable periods.

Note 3 - Significant Accounting Policies, page F-8

Revenue Recognition, page F-10

Comment No. 3

We note revenue is recognized based upon transfer of title of products to customers. Please disclose if title is transferred at FOB shipping point or destination to the extent applicable.

Response to Comment No. 3

In future filings, the Company will disclose that title to products is transferred to customers FOB shipping point.

Inventory, page F-11

Comment No. 4

We note that over 90% of your product purchases are China based. Please disclose if inventory is recognized at the time of shipment or your receipt and acceptance. To the extent there are lag times between purchase and receipt of inventory products, please include disclosure in MD&A discussing the impact on your financial statements including cash flows. Please show us what your disclosure will look like revised.

Response to Comment No. 4

Similar to the Company's sales of products, title for purchases of inventory is transferred to the Company FOB shipping point. As a result, at the time title is transferred, the Company records the inventory and the related liability for payment, arranges for shipment to one of the Company's owned/leased or third party warehouses and arranges for insurance while the inventory is in transit. In future filings, the Company will disclose the point at which it recognizes inventory in the significant accounting policies note to the financial statements. The recognition method of inventory by the Company does not have a significant effect on the Company's financial statements or cash flows such that disclosure in MD&A would be useful to investors.

Mr. Michael Moran
Branch Chief
May 2, 2006

Goodwill and Intangible Assets, page F-12

Comment No. 5

Please expand your disclosure to indicate your method for determining fair values of intangible assets and goodwill for each impairment loss recognized. See paragraph 46 and 47 of SFAS 142.

Response to Comment No. 5

The method used for determining fair values of the trademarks/brand names that incurred impairment losses of $0.3 million in 2003 was based on the Income Approach Relief from Royalty Method. The analysis indicated that two of our trademarks/brand names had a lower fair value than their carrying amount and an impairment charge was taken accordingly. In 2004, an impairment charge of $4.3 million was taken to entirely write-off a license agreement and the two trademarks/brand names that had been impaired in 2003. These assets related to product lines that the Company decided to discontinue at the end of 2004. As the Company had no future revenue (cash flow) stream from this license agreement or trademarks/brand names, except for the minor sell-off period, the assets became fully impaired and were written off. In view of the write-off of the full value of the assets, there is not an applicable method for disclosure in the notes to the financial statements.

In our 2006 Form 10-K, we will expand the disclosures relating to the $4.3 million impairment charge recorded in 2004. The expanded disclosures will state that the impaired intangible assets were comprised of a license agreement and trademarks/brand names related to discontinued product lines and that the $4.3 million charge represents a full write-down of the assets.

Comment No. 6

We note customer relationships have been assigned useful lives ranging from eight to fifty years. Please provide us an analysis showing the amount and related useful life for each item comprising the total account balance of $8,704,000. Please tell us how you determined each useful life.

Mr. Michael Moran
Branch Chief
May 2, 2006

Response to Comment No. 6

Customer relationships at December 31, 2005 of $8.7 million are comprised of the following:

Description	Estimated useful life	Fair Value

Top 3 customer relationships acquired in The First Years acquisition	50 years	$7,994,000

All other customer relationships acquired in The First Years acquisition	8 years	$350,000

Top 4 customer relationships acquired in the Playing Mantis acquisition	50 years	$359,000

For The First Years (TFY) acquisition, the Top 3 customers consist of Target, Wal-Mart and Toys "R" Us/Babies "R" Us. For the Playing Mantis (PM) acquisition, the Top 4 customers consist of those three companies plus Kmart. These mass retailers have been in existence for decades and RC2, TFY and PM have had long-standing relationships with these customers, which represent a significant portion of their sales base. In addition, management forecasts the cash flows related to these customer relationships to extend beyond the foreseeable horizon. In connection with the foregoing, management considered an indefinite life for these customers.

In its analysis of a useful life, management considered that an indefinite life conclusion for a customer related intangible asset is rare as a result of the four factors listed below. However, as described in the text following each of these factors, management believes that the specific facts and circumstances as it pertains to the top mass retail customer relationships of TFY and PM would support an indefinite life.

1.
The asset being inherently related to relationships with “people,” where people in organizations are subject to turnover.  However, in the case of TFY's Top 3 customers and PM’s Top 4 customers, the specific facts are not inherently related to the relationships with a limited number of specific people in these organizations, given the size of these large retailers and the number of buyers with whom the Company deals with at the organization. The focus is on the entity relationships, the product offerings and the ability to meet the retailers’ requirements for items such as in-stock percentages and shipping specifications.

Mr. Michael Moran
Branch Chief
May 2, 2006

2.
More broadly, the customer churn rate. Generally, an established customer turnover rate and likewise, a forecasted customer turnover rate, would directly affect the life estimate.  In consideration of the specific facts and circumstances surrounding the TFY and PM customer base, a broad customer churn rate can be applied to the larger population of the customer base. However, as it applies to TFY's Top 3 customers and PM's Top 4 customers, given the size of the retailer and the power the retailers possess in the overall market along with the long-standing relationships, the broad customer churn rate would not apply. We have maintained, as had TFY and PM, a continuous relationship with these top customers and therefore, no turnover has existed, nor do we anticipate any turnover in the foreseeable future.

3.
The relative cost or penalty to the customer for terminating the relationship. Generally, a customer is not “controlled” by an entity such that the customer can’t transfer its business elsewhere without undue cost or penalty.  While this is a true statement, in the retail environment of infant care and toy products, the driving factors especially at the large retail customers are product offerings and brand recognition. As such, considering the long-standing relationships with TFY's Top 3 customers and PM's Top 4 customers and the strength of the TFY and PM products, the cost for terminating the relationships is not a factor in determining the useful life.

4.
Economic effects such as competition and demand. Economic effects will vary depending on each situation; however, higher demand elasticity and switching availability would typically correspond to a shorter life estimate.  Again, considering the specific facts and circumstances of the TFY and PM relationships with these top customers, the strength of the overall product offerings driven by the supporting brand and licenses indicates a more difficult barrier for competition and the longevity of these products and customer relationships supports the demand for the related products and a very long estimated life.

The fair value of the top customer relationships were determined through an independent third party valuation and will be tested annually for impairment under the guidelines of FAS 142. The valuation report determining the fair value of the intangible asset indicated a very long lived asset for purposes of establishing an initial value and applied an attrition rate of 2% (equating to fifty years) for future product mix and shelf space changes. However, the third party did not advise or opine on the appropriate useful life to be used for financial reporting purposes.

After much consideration and discussion, management believes that an indefinite life, while extremely rare, would be appropriate, given the above considerations and the fact that cash flows related to these customer relationships are expected to extend beyond the foreseeable horizon. However, to account for the possibility of shelf space churn within each customer, though none is expected in the foreseeable future, RC2 applied a fifty year life, corresponding to the attrition rate used in the third party valuation, to the value of TFY's Top 3 customer relationships and PM's Top 4 customer relationships and is amortizing the amount accordingly.

Mr. Michael Moran
Branch Chief
May 2, 2006

For all other customer relationships, the Company reviewed customer turnover (excluding the Top 3 and Top 4 customers mentioned above) on past acquisitions, which had some crossover customer profiling, as well as our own experience and determined that an eight year life was considered reasonable.

Recently Issued Accounting Pronouncements, page F-17

Comment No. 7

Please tell us what consideration you gave to disclosing the impact of FSP FAS 13-1, Accounting for Rental Costs Incurred during a Construction Period, required by SAB 74.

Response to Comment No. 7

FSP FAS 13-1 has no effect on the Company because the Company does not have any leased assets under construction. Accordingly, FSP FAS 13-1 was not discussed in the notes to the Company's financial statements.

Note 8. Commitments and Contingencies, page F-22

Comment No. 8

We note you 'generally' recognize rent expense on a straight-line basis over the minimum lease term. Please tell us the exceptions to your recognizing rent expense on a straight-line basis over the minimum lease terms and expand your disclosure in future filings to describe the exceptions, if any.

Response to Comment No. 8

We currently have a few leases in which we are not recognizing rent expense on a straight-line basis. These are primarily for software usage, and for a couple small sales offices. At the time the leases were entered into it was determined that there was an immaterial difference between expensing according to the agreement and expensing the rent on a straight-line basis. In future filings, we will expand our disclosure to state that some leases are expensed according to the lease agreement rather than on a straight-line basis, but the leases not expensed on a straight-line basis do not have a material impact on the financial statements individually or in the aggregate.

Mr. Michael Moran
Branch Chief
May 2, 2006

Note 18. Subsequent Events, page F-39

Comment No. 9

Please expand your disclosure of the Brady et al. v. Learning Curve International Inc. et al. to state an estimate of the possible loss or range or clearly state that an estimate cannot be made. See SFAS 5, paragraph 10.

Response to Comment No. 9

Based on the information available to the Company as of the date of the filing of the Form 10-K, the Company concluded that a liability pursuant the Brady et al. v. Learning Curve International, Inc. et al. litigation described in Note 18 was remote and could not reasonably be estimated. As a result, disclosure pursuant to paragraph 10 of SFAS 5 was not required, although the Company included disclosure regarding the litigation in the Form 10-K because the litigation was a class action that had received some press attention.

Exhibits 31.1 and 32.2

Comment No. 10

Please confirm that the CEO and CFO titles in the introductory paragraph of the certifications have not limited the capacity in which such individuals are providing the certifications. In future filings please eliminate the officer titles in the introductory paragraph. Refer to the format provided in Item 601(b)(31) of Regulation S-K.

Response to Comment No. 10

The references to the officer titles in the introductory paragraphs to the 302 certifications in Exhibits 31.1 and 31.2 are meant to identify the signing officers and not to limit the capacity in which the officers are providing their certifications. In future filings, the introductory paragraphs to the certifications in Exhibits 31.1 and 31.2 will not include the titles of the signing officers.

Other Matters

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael Moran
Branch Chief
May 2, 2006

Please contact me at (630) 573-7328 if you have any questions on any of the responses to your comments.

Best regards,
RC2 Corporation

/s/ Jody L. Taylor

Jody L. Taylor
Chief Financial Officer